April 16, 2024

VIA EDGAR

Mr. Brian Szilagyi

Division of Investment Management, Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: SOX Review for Teachers Advisors, LLC (File numbers listed in Exhibit A)

Dear Mr. Szilagyi:

This letter addresses the comments you provided in a telephone discussion on March 18, 2024, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by the funds advised by Teachers Advisors, LLC (the “Adviser”) listed on Appendix A, attached hereto (each, a “Fund” and collectively, the “Funds” or “Registrant”). Each comment is shown below followed by management’s response.

1.

COMMENT: For TIAA-CREF International Bond Fund, which holds investments in derivative instruments, please explain why the Fund had not made the master netting disclosures as required by ASC 210-20-50-3 and ASC 210-20-50-5?

RESPONSE: The Adviser agrees with the SEC Staff that the disclosure describing the amounts subject to master netting arrangements by ASC 210-20-50-3 and ASC 210-20-50-5 have been omitted, as the Adviser has elected to omit such disclosure from “5. Derivative Instruments” of the Fund’s Notes to Financial Statements if deemed to be immaterial to the Fund. The Adviser respectfully requests that the SEC Staff refer to the “Forward Foreign Currency Contracts” disclosure in the Fund’s Portfolio of Investments. The tabular disclosure describes, by counterparty, the net unrealized appreciation (depreciation) on forward foreign currency contracts. The Adviser believes that this disclosure provides shareholders transparency into the Fund’s overall, and by counterparty, exposure to such contracts. The Adviser also confirms as of October 31, 2023, the Fund was not due to pledge, or receive, collateral to any counterparty.

Prospectively, the Adviser will add to “5. Derivative Instruments” of the Fund’s Notes to Financial Statements a tabular disclosure describing the gross amount of assets and liabilities, and the amount of collateral the Fund is due to pledge, or receive, from a counterparty even if the amount of such collateral is zero. The Adviser is also adding the following disclosure to “2. Significant Accounting Policies” of the Fund’s Notes to Financial Statements:

Netting Agreements: In the ordinary course of business, the Funds may enter into transactions subject to enforceable master repurchase agreements, International Swaps and Derivatives Association, Inc. (ISDA) master agreements or other similar arrangements (“netting agreements”). Generally, the right to offset in netting agreements allows each Fund to offset certain securities and derivatives with a specific counterparty, when applicable, as well as any collateral received or delivered to that counterparty based on the terms of the agreements. Generally, each Fund manages its cash collateral and securities collateral on a counterparty basis. With respect to certain counterparties, in accordance with the terms of the netting agreements, collateral posted to the Funds is held in a segregated account by the Funds’ custodian and/or with respect to those amounts which can be sold or repledged, are presented in the Funds’ Portfolio of Investments or Statement of Assets and Liabilities.

2.

COMMENT: For Funds that invest in securities lending, the Notes to Financial Statements titled “4. Investments” include a description that non-cash collateral was received. However, the nature of such collateral was not disclosed. Please supplementarily describe the nature of the non-cash collateral received.

RESPONSE: The Adviser respectfully requests that the SEC Staff direct their attention to the following sentence of the “Securities Lending” disclosure in “4. Investments” within the Notes to Financial Statements:

A Fund receives collateral (in the form of cash, Treasury securities or other collateral permitted by applicable law) ………….

The reference to “Treasury securities or other collateral permitted” is intended to represent non-cash collateral. On a prospective basis, the Fund will modify the sentence to read as follows:

A Fund receives cash collateral and non-cash collateral (in the form of Treasury securities or other collateral permitted by applicable law) ………….

For the fiscal period ended October 31, 2023, the non-cash collateral received by the Funds was comprised of U.S. Treasury securities. On a prospective basis, the Funds will disclose, by tickmark to the existing tabular disclosure, the type of non-cash collateral received.

3.

COMMENT: Form N-CSR was updated in January 2022, and the most recent form is available on sec.gov. Responses to Items 4.i. and 4.j. should be provided even if the questions are not applicable. Please provide answers to these questions in correspondence and confirm responses to all Items of Form N-CSR will be provided going forward.

RESPONSE: The Adviser agrees with the SEC Staff that the Funds’ Form N-CSR filed on March 6, 2024 did not include responses to Items 4.1. and 4.j. as required by the form. The Adviser confirms that the response to each of the questions included within Items 4.1. and 4.j. is “not applicable” for the fiscal year ended October 31, 2023, and responses to all items of Form N-CSR will be responded to on a prospective basis, even if not applicable to the Registrant.

4.

COMMENT: For TIAA-CREF Growth & Income Fund, TIAA-CREF Large-Cap Value Fund, TIAA-CREF Mid-Cap Value Fund, TIAA-CREF Quant Small-Cap Equity Fund, TIAA-CREF Quant Small/Mid-Cap Equity Fund, TIAA-CREF Social Choice Equity Fund, TIAA-CREF Social Choice Low Carbon Equity Fund, TIAA-CREF Equity Index Fund, TIAA-CREF Large-Cap Growth Index Fund, TIAA-CREF Large-Cap Value Index Fund, TIAA-CREF S&P 500 Index Fund and TIAA-CREF Small-Cap Blend Index Fund Form N-CEN Item B.23 notes that these Funds had a tax return of capital distribution. Please describe why the Statement of Changes in Net Assets and the Financial Highlights did not describe these separately as required by Regulation S-X 6-09.03 and Form N-1A Item 13.

RESPONSE: When responding to Item B.23 of Form N-CEN, the Adviser answered “Yes” because the Funds paid distributions during the fiscal period that were sourced from capital gains. The Adviser confirms that the Funds did not make return of capital distributions.

Section 19(a) makes it unlawful for a registered investment company (“RIC”) to pay any dividend, or make any distribution in the nature of a dividend, wholly or partly from any source other than

a)

the company’s accumulated undistributed net income, “determined in accordance with good accounting practice” and not including profits or losses realized on the sale of securities or other properties, or

b)	the investment company’s net income so determined for the current or preceding fiscal year,

unless the payment is accompanied by a written statement that adequately discloses the sources of the payment….

The Adviser’s interpretation of Section 19(a) is that a RIC is required to provide a written statement that adequately discloses the sources of a dividend payment if the payment is not sourced entirely from net investment income. Therefore, the Adviser responded “Yes” to Item B.23 of Form N-CEN for the Funds because the distributions paid from capital gains were not sourced from net investment income.

If you have any additional questions or comments, please do not hesitate to contact me at (704) 988-5403.

Sincerely,

E. Scott Wickerham, Principal Financial Officer, Principal Accounting Officer and Treasurer of the Funds

cc:  John McCann, Vice President and Assistant Secretary of the Funds; Managing Director

and Associate General Counsel;

  Richard Biegen, Chief Compliance Officer and Senior Managing Director of the Funds

  Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

  Robert Zutz, K&L Gates LLP, Counsel to the Independent members of the Board of

Directors/Trustees of the Funds

Appendix A

	CIK	File#	Fund Name	Registrant Name	FYE Review
1	0001084380	811-09301	TIAA-CREF Equity Index Fund	TIAA-CREF Funds	10/31/2023
2	0001084380	811-09301	TIAA-CREF S&P 500 Index Fund	TIAA-CREF Funds	10/31/2023
3	0001084380	811-09301	TIAA-CREF Small-Cap Blend Index Fund	TIAA-CREF Funds	10/31/2023
4	0001084380	811-09301	TIAA-CREF International Equity Index Fund	TIAA-CREF Funds	10/31/2023
5	0001084380	811-09301	TIAA-CREF Growth & Income Fund	TIAA-CREF Funds	10/31/2023
6	0001084380	811-09301	TIAA-CREF Social Choice Equity Fund	TIAA-CREF Funds	10/31/2023
7	0001084380	811-09301	TIAA-CREF International Equity Fund	TIAA-CREF Funds	10/31/2023
8	0001084380	811-09301	TIAA-CREF Large-Cap Value Fund	TIAA-CREF Funds	10/31/2023
9	0001084380	811-09301	TIAA-CREF Mid-Cap Growth Fund	TIAA-CREF Funds	10/31/2023
10	0001084380	811-09301	TIAA-CREF Mid-Cap Value Fund	TIAA-CREF Funds	10/31/2023
11	0001084380	811-09301	TIAA-CREF Quant Small-Cap Equity Fund	TIAA-CREF Funds	10/31/2023
12	0001084380	811-09301	TIAA-CREF Large-Cap Growth Index Fund	TIAA-CREF Funds	10/31/2023
13	0001084380	811-09301	TIAA-CREF Large-Cap Value Index Fund	TIAA-CREF Funds	10/31/2023
14	0001084380	811-09301	TIAA-CREF Large-Cap Growth Fund	TIAA-CREF Funds	10/31/2023
15	0001084380	811-09301	TIAA-CREF Emerging Markets Equity Fund	TIAA-CREF Funds	10/31/2023
16	0001084380	811-09301	TIAA-CREF Emerging Markets Equity Index Fund	TIAA-CREF Funds	10/31/2023
17	0001084380	811-09301	TIAA-CREF International Opportunities Fund	TIAA-CREF Funds	10/31/2023
18	0001084380	811-09301	TIAA-CREF Emerging Markets Debt Fund	TIAA-CREF Funds	10/31/2023
19	0001084380	811-09301	TIAA-CREF Social Choice International Equity Fund	TIAA-CREF Funds	10/31/2023
20	0001084380	811-09301	TIAA-CREF Social Choice Low Carbon Equity Fund	TIAA-CREF Funds	10/31/2023
21	0001084380	811-09301	TIAA-CREF International Bond Fund	TIAA-CREF Funds	10/31/2023
22	0001084380	811-09301	TIAA-CREF Quant Small/Mid-Cap Equity Fund	TIAA-CREF Funds	10/31/2023
23	0001084380	811-09301	TIAA-CREF Quant International Small-Cap Equity Fund	TIAA-CREF Funds	10/31/2023